# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001127855-08-000026
Filed by CIK 0001264738
Persons authorized to receive notices and communications: Weidong Yin, No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085, 86-10-8289-0088

## Reporting persons
- Weidong Yin (CIK 0001264738): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 6,359,500; shared voting power 0; sole dispositive power 6,359,500; shared dispositive power 0; aggregate amount beneficially owned 6,359,500 (8.85% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.4 to Schedule 13D is being filed on behalf of Weidong Yin (the "Reporting Person"), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Person on February 7, 2008, as amended by Amendment No.1 to Schedule 13D filed on February 8, 2016, Amendment No.2 to Schedule 13D filed on June 27, 2017, and Amendment No.3 to Schedule 13D filed on March 21, 2025 (collectively, the "Original Schedule 13D"). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On April 28, 2025, Cede & Co., as nominee of the Depository Trust Company, submitted a new requisition to the board of directors (the "Board") of the Issuer (the "Requisition") at the request of SAIF Partners IV L.P. ("SAIF"), demanding to convene a special shareholders' meeting of the Issuer for the purposes of, among other things, nominating a few persons, including the Reporting Person, to the Board. Before this Requisition was submitted, SAIF discussed with the Reporting Person the proposal to nominate the Reporting Person to the Board. The Reporting Person and SAIF have not reached any agreement on cooperation.

Except as set forth in this statement, the Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person anticipates that further communications may occur with SAIF and other shareholders regarding the Requisition. Depending upon, among other things, the outcome of these communications, the financial condition, results of operations and prospects of the Issuer, conditions in the securities markets, general economic conditions and other factors that the Reporting Person deem relevant, the Reporting Person may take steps and pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Item 4 of Amendment No. 4 is incorporated herein by reference.

## Signatures
- Weidong Yin: /s/ Weidong Yin, Weidong Yin (04/29/2025)